                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            INTERNET.COM CORPORATION
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   460967 102
                                   ----------
                                 (CUSIP Number)

                                  June 24, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

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--------------------                                           -----------------
CUSIP No. 460967 102                  13G                      Page 2 of 6 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Alan M. Meckler
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            11,464,636
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,443,214
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                11,464,636
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,443,214
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,907,850
---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           55.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 Pages

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Item 1(a)           Name of Issuer:
                    ---------------
                    internet.com Corporation (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------
                    20 Ketchum Street
                    Westport, Connecticut 06880

Items 2(a)          Name of Person Filing:
                    ----------------------
                    This statement is being filed by Alan M. Meckler.

Item 2(b)           Address of Principal Business Office:
                    -------------------------------------
                    Mr. Meckler's principal business office is located at 20 Ketchum Street, Westport, Connecticut 06880.

Item 2(c)           Citizenship:
                    ------------
                    Mr. Meckler is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    -----------------------------
                    Common Stock, par value $.01 per share (the "Shares")

Item 2(e)           CUSIP Number:
                    -------------
                    460967 102

Item 3              Not Applicable

Item 4              Ownership:
                    ----------
Item 4(a)           Amount Beneficially Owned:
                    --------------------------
                    As of the date hereof, Mr. Meckler beneficially owns 12,907,850 Shares. This number includes 1,443,214 Shares which are held in trusts established for Mr. Meckler's four children. Mr. Meckler exercises investment control over such trusts. Mr. Meckler disclaims beneficial ownership of the Shares held by such trusts.

Item 4(b)           Percent of Class:
                    -----------------
                    The number of Shares of which Mr. Meckler may be deemed to be the beneficial owner constitutes 55.2% of the total number of Shares outstanding.


                                Page 3 of 6 Pages

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Item 4(c)           Number of shares as to which such person has:
                    ---------------------------------------------
                    (i)    Sole power to vote or to direct the vote: 11,464,636.

                    (ii)   Shared power to vote or to direct the vote:
                           1,443,214. These Shares are held in trusts established for the benefit of Mr. Meckler's four children. Mr. Meckler exercises investment control over such trusts. Mr. Meckler disclaims beneficial ownership of the Shares held by such trusts.

                    (iii) Sole power to dispose or to direct the disposition of: 11,464,636.

                    (iv) Shared power to dispose or to direct the disposition of: 1,443,214. These Shares are held in trusts established for the benefit of Mr. Meckler's four children. Mr. Meckler exercises investment control over such trusts. Mr. Meckler disclaims beneficial ownership of the Shares held by such trusts.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------
                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    -------
                    Not Applicable

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------
                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ----------------------------------------------------------
                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------
                    Not Applicable


                                Page 4 of 6 Pages

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Item 10             Certification:
                    --------------
                    Not Applicable



                                Page 5 of 6 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 7, 1999


                                           /s/ Alan M. Meckler
                                        ----------------------------------
                                        Name:  Alan M. Meckler


                                Page 6 of 6 Pages